UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25                   SEC FILE NUMBER
                                                                         0-23765
                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR            CUSIP NUMBER
                                                                                                       78416Q106

                  For Period Ended:  December 31, 1997
                                     -----------------
                  [ ] Transition  Report on Form 10-K
                  [ ] Transition  Report on Form 20-F
                  [ ] Transition Report  on Form  11-K
                  [ ] Transition  Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   -----------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

SFSB  Holding  Company
----------------------
Full Name of Registrant


-------------------------
Former Name if Applicable

900 Saxonburg Boulevard
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Pittsburgh, Pennsylvania 15223
------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

    [X]   (a)  The reasons  described in  reasonable  detail in Part III of this form  could  not be  eliminated  without  unreasonable  effort or expense;
    [X]   (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ]  (c)  The  accountant's  statement  or other  exhibit  required by Rule
              12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                                 (Attach Extra Sheets if Needed)

Response to Part III
--------------------

The initial public offering of securities of the registrant was completed on February 26, 1998. These securities were registered by means of a Registration Statement on Form SB-2 (SEC File No. 333-40955) originally filed on December 22, 1997. As previously reported on a Current Report on Form 8-K, dated March 17, 1998 (SEC File No. 0-23765), the current independent accountant of the registrant was engaged on March 17, 1998 to audit the fiscal year of the registrant that ended on December 31, 1997. The registrant expects that audited financial statements as of December 31, 1997 and 1996 and for the fiscal years ending December 31, 1997 and 1996 will be issued with an unqualified opinion letter. However, the audited financial statements will not be issued within 90 days of the end of the 1997 fiscal year (i.e. by March 31, 1998). As a result, the Form 10-KSB for the fiscal year ended December 31, 1997 will not be filed by March 31, 1998 although the registrant expects that the Form 10-KSB will be filed on or before April 15, 1998 in accordance with Rule 12b-25(b)(2) promulgated under the Securities Exchange Act of 1934, as amended. For the reasons stated above, the registrant cannot file the Form 10-KSB by March 31, 1998 without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Ms. Barbara J. Mallen           (412)                     487-4200
         ----------------------       ----------                -------------
                  (Name)              (Area Code)             (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                          [X] Yes [ ] No

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------
                              SFSB Holding Company
    -------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 1998                          By  /s/Barbara J. Mallen, President
-------------------                              -------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).